Exhibit 99.2

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Launches ‘Emerging Threats’ Webinar Series to
Focus on Managing Risk and Money Laundering Threats Within
the Financial Services Sector

The three-part series will focus on virtual currencies, trade-based money laundering and human trafficking

NEW YORK – January 6, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is launching a three-part ‘Emerging Threats’ Webinar Series beginning January 2016. The series will focus on rising themes within the AML marketplace: virtual currencies and managing risk; trade-based money laundering and movement of funds through the banking system; and human trafficking – and what can be done to stop it.

The ‘Emerging Threats’ Webinar Series will feature industry subject matter experts from the anti-money laundering and regulatory community as speakers. Micah Willbrand, Director of AML Product Marketing, NICE Actimize who has more than 15 years’ experience working with organizations to identify effective practices to mitigate money laundering and other financial crime risks, will moderate all three sessions.

According to Ed Sander, Global VP and General Manager, Anti-Money Laundering, NICE Actimize, “The landscape around financial services is changing: The channels by which money movement occurs today present complex risk-related issues that require more advanced technologies, strategies, and organizational support than ever before. We feel it is important to consider the impact these emerging threats have on the soundness of our financial services infrastructure.”

The installments of the ‘Emerging Threats’ Webinar Series will roll out monthly as follows:
•
Virtual Currencies: How financial institutions are managing this growing area and associated risk, January 13: The launch webinar will feature Roy Vella, a digital currency expert and industry consultant. This session will talk about how virtual currencies work (created, funded, spent, withdrawn) and how the banking system fits into this new model.  The webinar will also address the AML risks posed by virtual currencies and the types of businesses financial institutions should monitor closely in this new environment.

•
Trade-Based Money Laundering (TBML): How trade is being used to move money, February 17: The webinar will examine how trade-based money laundering is being used today; the risks posed to financial institutions; and how regulators are treating this area. Speaker to be announced.

•
Human Trafficking: What can be done to identify and eliminate modern-day slavery, March 16: What are the risks posed by human trafficking to financial institutions? How are regulators addressing these issues? What are the best practices in managing risk in human trafficking scenarios? Speaker to be announced.

Additional NICE Actimize Webinar Series resources:
•	Client registration for Emerging Threats Sessions — www.niceactimize.com/Emerging-Threats-Series
•	On our Blog — Look for “Emerging Threats” related topics and thought leadership.
•	At our Culture of Compliance Website by clicking here.

Webinar participation is limited to NICE Actimize clients and invited guests from financial institutions. Advance registration is required.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sander, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.